Exhibit 5

Power of Attorney

The Parties:

KPN Telecom B.V., a private company with limited liability, established under the laws of the Netherlands, having its registered seat at The Hague, the Netherlands and maintaining its principal place of business at Maanplein 55, 2516 CK The Hague, the Netherlands, in this respect represented by its solely authorized managing director, Royal KPN N.V., in this respect represented by its solely authorized Chairman of the Board of Directors, Mr. A.J. Scheepbouwer;

and

Royal KPN N.V., a public company with limited liability, established under the laws of the Netherlands, having its registered seat at The Hague, the Netherlands and maintaining its principal place of business at Maanplein 55, 2516 CK The Hague, the Netherlands, in this respect represented by its solely authorized Chairman of the Board of Directors, Mr. A.J. Scheepbouwer;

declares to give irrevocably power of attorney to each of:

•	Mr. Gert-Jan Wunderink, Senior Vice President, Divestments, Mergers & Acquisitions, Royal KPN N.V.;

•	Mr. C.J. Boogaerdt, Deputy Treasurer of Royal KPN N.V.;

•	Mr. R.A. Beyen, Senior Legal Counsel of Royal KPN N.V.

on behalf of the Parties:

to sign all documents, including but not limited to the Stock Purchase Agreement by and between KPN Telecom B.V. and CORCYRA d.o.o. and the Escrow Agreement by and among KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A., which relate to the sale of KPN Telecom B.V.’s stake in EuroWeb International Corp., and furthermore to do anything which the attorney deems necessary in connection with the aforementioned, all this with the power of substitution. The validity of this power of attorney expires on December 31, 2005.

Signed at The Hague on January 27, 2005

KPN Telecom B.V.	Royal KPN N.V.
on its behalf
Royal KPN N.V.

/s/ A.J. SCHEEPBOUWER	/s/ A.J. SCHEEPBOUWER
A.J. Scheepbouwer	A.J. Scheepbouwer
Chairman and CEO	Chairman and CEO